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                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
                                                CONTACT: John M. Gibbons
                                                   PRESIDENT AND
                                                   CHIEF OPERATING OFFICER
                                                   THE SPORTS CLUB COMPANY, INC.
                                                   (310) 479-5200

                          THE SPORTS CLUB COMPANY, INC.
                     TO DEVELOP A SPORTS AND FITNESS COMPLEX
                          IN ANAHEIM HILLS, CALIFORNIA

LOS ANGELES, CA (November 4, 1997) - The Sports Club Company, Inc. (AMEX: SCY) today announced that it has signed an agreement to develop, own and manage a full-service sports and fitness complex in Anaheim Hills, California, an upscale community in Orange County. The new Spectrum Club will be a two story, 50,000 square foot facility located within the Anaheim Hills Festival Shopping Center.

"We are looking forward to expanding our Spectrum Club operations into Orange County," said D. Michael Talla, Chairman and Chief Executive Officer. "We are currently evaluating a number of additional sites in Orange County and feel confident that additional Spectrum Club locations will be secured in the near future," concluded Mr. Talla.

The new facility will offer a wide variety of fitness activities including basketball, volleyball, aerobics, weight training using state-of-the-art equipment and sport specific training programs. The club will also offer such amenities as childcare, a cafe and a cardiovascular center. The complex is scheduled to open in 1999.

The Sports Club Company, Inc. operates upscale health and fitness clubs under the Sports Club and Spectrum Club names.


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